UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 25, 2021

FOLEY TRASIMENE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39299	85-0545098
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1701 Village Center Circle
Las Vegas, NV	89134
(Address of principal executive offices)	(Zip Code)

(702) 323-7330

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	WPF.U	The New York Stock Exchange

Class A common stock, par value $0.0001 per share	WPF	The New York Stock Exchange

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	WPF WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On January 25, 2021, Foley Trasimene Acquisition Corp., a Delaware corporation (“FTAC”), and Tempo Holding Company, LLC, a Delaware limited liability company and the parent company of Alight Solutions (“Alight”), issued a joint press release announcing their entry into a business combination agreement (the “Business Combination Agreement”) and a private placement of $1.55 billion in connection therewith. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein. A copy of the Business Combination Agreement and a description of the terms thereof will be set forth in a subsequent filing by FTAC on Form 8-K.

Filed as Exhibit 99.2 hereto and incorporated by reference into this Item 7.01 is an investor presentation dated January 2021 that will be used by FTAC in connection with the business combination.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of FTAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Item 9.01.	Financial Statement and Exhibits.

(d)	Exhibits.

The Exhibit Index is incorporated by reference herein.

Exhibit No.	Description
99.1	Joint Press Release of Foley Trasimene Acquisition Corp. and Alight, dated January 25, 2021.
99.2	Investor Presentation dated January 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Foley Trasimene Acquisition Corp.

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: General Counsel and Corporate Secretary
Date: January 25, 2021

Exhibit 99.1

Foley Trasimene Acquisition Corp. and Alight Solutions Announce Merger

Alight is a Leading Cloud-Based Provider of Integrated Digital Human Capital and Business Solutions, Serving More than 30 Million People and their Families

Alight Serves 70% of the Fortune 100 and 50% of the Fortune 500 with Long-Term Contracts

Company to Become Publicly Listed through Combination

Partnership Brings Together the Tools and Relevant Experience to Accelerate Revenue and Margin Growth, Resulting in Multiple Expansion

Pro-Forma Enterprise Value of Approximately $7.3 Billion upon Consummation of Transaction

Bill Foley to Become Chairman of the Board of Directors and Help Accelerate Technology Transformation of the Business

Stephan Scholl to Continue Leading the Company as CEO

Joint Investor Call and Presentation on January 25, 2021 at 8:00 A.M. ET

Lincolnshire, Ill. & Las Vegas, NV, January 25, 2021 – Alight Solutions (“Alight”), a leading cloud-based provider of integrated digital human capital and business solutions, and Foley Trasimene Acquisition Corp. (NYSE: WPF, WPF WS) (“Foley Trasimene”), a special purpose acquisition company, today announced that they have entered into a definitive business combination agreement. Upon closing of the transaction, the combined company (the "Company") will operate as Alight, Inc. and plans to list under the symbol ALIT. The transaction reflects an implied pro-forma enterprise value for Alight of approximately $7.3 billion.

With more than 25 years of operating experience, Alight’s human capital business process as a service (“BPaaS”) solutions unite SaaS capabilities, AI, automation and data analytics to deliver superior outcomes for employees and employers across a comprehensive portfolio of services. Alight integrates health, wealth and wellbeing into one holistic and personalized solution, providing a streamlined experience for employees, while enabling employers of all sizes to achieve a high-performance culture.

William P. Foley, II, Founder and Chairman of Foley Trasimene, stated, “Our team has worked meticulously evaluating hundreds of potential partners through the second half of 2020, and we are excited to announce this transaction with Alight. Stephan and the leadership team have already positioned Alight as the market leader in employee benefit and business solutions and we believe there is significant opportunity to further transform the business and create value for shareholders. Through our partnership, we will leverage our proven playbook and Alight’s unique position between employees and employers to increase revenue growth and margin expansion. Alight is poised to be the preeminent employee engagement partner, and we look forward to assisting Stephan and the team in achieving this goal.”

“Today’s announcement is a significant milestone in our ongoing transformation at Alight. Partnering with proven SPAC sponsor Bill Foley positions Alight to become the preeminent employee engagement partner for employers of all sizes,” said Stephan Scholl, CEO of Alight. “Now more than ever, employees and employers are facing incredible challenges that are impacting their ability to thrive. We are committed to helping our clients and their people make the best decisions for themselves and their families through a personalized, integrated view of their health, wealth and wellbeing. We know that when employees have peace of mind in their personal lives, they are inspired to do their best at work, resulting in higher productivity and an increased return on the investment companies make in their people.”

Peter Wallace and David Kestnbaum, Senior Managing Directors at Blackstone, said, “Under Blackstone’s ownership, Alight’s leadership team has transformed the company into a leading provider of integrated digital human capital and business solutions for employees and employers. We look forward to remaining significant shareholders alongside Foley Trasimene for the next stage of Alight’s growth.”

Alight Investment Highlights:

•	Market leading employee benefits solutions delivered to over 30 million people and family members, including more than 70% of the Fortune 100 and 50% of the Fortune 500, and across diverse industry verticals.

•	Scalable, highly secure and cloud-based technology infrastructure and robust core transaction engines that help employers manage approximately 70% of their spend and assist employees in making the most critical decisions around health, wealth and wellbeing.

•	Access to a full view of data that places Alight at the center of employee engagement; sophisticated platform enables hyper-personalized solutions.

•	Experienced management team with a proven record and diverse experience in software, management consulting, insurance, human capital, domain expertise and business services led by Stephan Scholl, who will continue leading the Company. Best-in-class management team further strengthened with the support of Bill Foley as Chairman of the Board of Directors.

•	Attractive financial profile with a highly recurring and diversified revenue with 3-5 year contracts, an average client tenure among top 25 clients of approximately 15 years, 97% revenue retention and approximately 75% of 2021 revenue already under contract.

•	Comprehensive and proven M&A and integration strategy, with significant vertical and horizontal acquisition opportunities focused on innovation, scale and market adjacencies that drive engagement and meaningful value for clients.

•	Significant value creation opportunities through revenue growth, margin improvement and multiple expansion.

The Board will be comprised of eight directors, including three directors appointed by Foley Trasimene, three directors appointed by Blackstone, Alight CEO Stephan Scholl and one additional independent director. A majority of the directors will be independent, consistent with the applicable listing rules.

Transaction Overview

Under the terms of the proposed transaction, Foley Trasimene will combine with Alight and, in connection with the business combination, Alight will become a publicly traded entity under the name “Alight, Inc.” and symbol ALIT. The transaction reflects an implied pro-forma enterprise value for Alight of approximately $7.3 billion at closing.

Proceeds from the transaction will be used in part to pay down debt and will result in substantial deleveraging for Alight on a pro forma basis. Net leverage will be approximately 3.1x1 at close, and will support significant cash flow generation and flexibility to pursue opportunistic M&A going forward.

The cash component of the consideration will be funded by Foley Trasimene’s cash in trust, $300 million in proceeds from the forward purchase agreements with Cannae Holdings, Inc. and THL FTAC LLC, an affiliate of Thomas H. Lee Partners, L.P., as well as a $1.55 billion private placement from various institutional and private investors. The $1.55 billion private placement includes an additional $250 million investment from Cannae Holdings, Inc., and a $150 million investment from Fidelity National Title Insurance Co., Chicago Title Insurance Co. and Commonwealth Land Title Insurance Co. Other institutional investors include Hedosophia, Suvretta Capital and Third Point LLC. The balance of the consideration will consist of equity in the Company. Existing Alight equity holders, including Blackstone, ADIA, GIC, New Mountain Capital and management, will remain the largest investors in the Company.

1 Based on net debt of $1.9 billion and 2020E Lender Adj. EBITDA of $610 million.

Completion of the transaction is subject to approval by Foley Trasimene stockholders, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the transaction, and other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the second quarter of 2021.

Advisors

J.P. Morgan Securities LLC is acting as lead financial advisor and capital markets advisor to Alight. Credit Suisse is acting as financial and capital markets advisor to Alight. Barclays and Morgan Stanley & Co. LLC are also acting as financial and capital markets advisors to Alight.

BofA Securities is acting as financial advisor to Foley Trasimene. Credit Suisse and J.P. Morgan Securities LLC acted as lead placement agents on the private offering. BofA Securities also acted as placement agent.

Kirkland & Ellis LLP is acting as legal counsel to Alight. Weil, Gotshal & Manges LLP is acting as legal counsel to Foley Trasimene.

Conference Call, Webcast and Presentation Information

Management of Alight and Foley Trasimene will host an investor call on January 25, 2021 at 8:00 A.M. ET to discuss the proposed transaction. The conference call will be accompanied by a detailed investor presentation.

A live webcast of the call will be available here, and can also be accessed on https://alight.com/newsroom and Foley Trasimene Acquisition Corp.’s website at https://investor.foleytrasimene.com. For those who wish to participate by telephone, please dial 1-877-407-0792 (U.S.) or 1-201-689-8263 (International) and reference the Conference ID 13715512. A replay of the call will also be available via webcast here and at https://alight.com/newsroom.

In addition, Foley Trasimene will file an investor presentation with the SEC as an exhibit to a Current Report on Form 8-K prior to the call, which will be available on the SEC’s website at www.sec.gov.

All materials can also be found at https://alight.com/newsroom and at https://investor.foleytrasimene.com/.

About Alight Solutions

With an unwavering belief that a company’s success starts with its people, Alight Solutions is a leading cloud-based provider of integrated digital human capital and business solutions. Leveraging proprietary AI and data analytics, Alight optimizes business process as a service (BPaaS) to deliver superior outcomes for employees and employers across a comprehensive portfolio of services. Alight allows employees to enrich their health, wealth and work while enabling global organizations to achieve a high-performance culture. Alight’s 15,000 dedicated colleagues serve more than 30 million employees and family members. Learn how Alight helps organizations of all sizes, including over 70% of the Fortune 100 at alight.com.

About Foley Trasimene Acquisition Corp.

Foley Trasimene Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. For more information please visit https://www.foleytrasimene.com/.

About Blackstone

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our $584 billion in assets under management include investment vehicles focused on private equity, real estate, public debt and equity, life sciences, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by Acrobat Holdings, Inc. (to be renamed Alight, Inc. at closing), a Delaware corporation (“Alight Pubco”), with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Foley Trasimene’s common stock in connection with Foley Trasimene’s solicitation for proxies for the vote by Foley Trasimene’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. Foley Trasimene and Alight Pubco urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Alight Pubco, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene’s final prospectus dated May 28, 2020 (SEC File No. 333-238135), for a description of the security holdings of Foley Trasimene’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Foley Trasimene’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Foley Trasimene and the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Foley Trasimene’s directors and executive officers in Foley Trasimene’s final prospectus dated May 28, 2020 (SEC File No. 333-238135), which was filed with the SEC on May 28, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Foley Trasimene’s and Alight’s participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene’s and Alight’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene’s and Alight’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene’s and the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene and/or the Company following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the Company’s common shares on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Foley Trasimene or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Foley Trasimene or the Company, the transactions described herein or other matters and attributable to Foley Trasimene, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

CONTACTS

Alight

Investors:

investor.relations@alight.com

470-638-7400

Media:

Jonathan Keehner / Kara Brickman / Haley Salas

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Alight-JF@joelefrank.com

Foley Trasimene Acquisition Corp. Investors

Shannon Devine

Solebury Trout

+1 203-858-1945

Sdevine@soleburytrout.com

Source: Foley Trasimene Acquisition Corp.

Exhibit 99.2

1 Investor Presentation January 2021

Disclaimer

Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene's and Alight's actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene's and Alight's expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene's and Alight's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the "Agreement"); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene and/or Alight following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Alight's business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the combined company's common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Alight to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Foley Trasimene or Alight may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene's most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Foley Trasimene or Alight, the transactions described herein or other matters and attributable to Foley Trasimene, Alight or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene and Alight expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the "Form S-4") is expected to be filed by Acrobat Holdings, Inc. (to be renamed Alight, Inc. at closing), a Delaware corporation ("Alight Pubco"), with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Foley Trasimene's common stock in connection with Foley Trasimene's solicitation for proxies for the vote by Foley Trasimene's stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. Foley Trasimene and Alight Pubco urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Alight Pubco, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene's final prospectus dated May 28, 2020 (SEC File No. 333-238135), for a description of the security holdings of Foley Trasimene's officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Foley Trasimene's stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330. These documents, once available, can also be obtained, without charge, at the SEC's web site (http://www.sec.gov).

alight 2

3 Disclaimer (cont’d) Participants in the Solicitation Foley Trasimene and Alight and their respective directors, executive officers and other members of their management and employees, under SEC ru les, may be deemed to be participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed in fo rmation regarding the names, affiliations and interests of Foley Trasimene’s directors and executive officers in Foley Trasimene’s final prospectus dated May 28, 2020 (SEC File No. 333 - 238135), which was filed with the SEC on May 28, 2020. Information regard ing the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the p roposed business combination when available. Information concerning the interests of Foley Trasimene’s and Alight’s participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene’s and Alight’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it bec omes available. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securiti es or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene or Alight, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, o r sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by mean s o f a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. Non - GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principl es in the United States of America (“GAAP”). These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Foley Trasimene’s and Alight’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative or superior to net income, cash flows from operations or other measures of profi tab ility, liquidity or performance under GAAP. You should be aware that the Foley Trasimene’s and Alight’s presentation of these measures may not be comparable to similarly - titled measures used by other companies. Because of t he limitations of non - GAAP financial measures, you should consider the non - GAAP financial measures presented in this presentation in conjunction with Alight’s audited financial statements and the related notes there to . Taxes Expected projected reduction in the amounts that would otherwise be paid in the future to various tax authorities as a result of the increase in tax basis due to common stock redeemed or exchanged and other qualifying transactions pursuant to the tax receivable agreement. These amounts are estimates and have been prepared for informational pur poses only. The actual amount of deferred tax assets and related liabilities that will be recognized will differ based on, among other things, the timing of the redemptions or exchanges, the price of our shares of c omm on stock at the time of the redemptions or exchanges and the tax rates then in effect.

4 Presenters Richard Massey Chief Executive Officer, Foley Trasimene Stephan Scholl Chief Executive Officer Chairman, Foley Trasimene Bill Foley • Richard serves as CEO of Foley Trasimene • Over 30 years of industry experience • Stephan is CEO of Alight Solutions • Over 24 years of industry experience Katie Rooney Chief Financial Officer • Katie is CFO of Alight Solutions • Over 20 years of industry experience • Bill serves as Founder and Chairman of Foley Trasimene • Over 32 years of industry experience

Transaction Overview

Alight is a leading healthcare, benefits and payroll services provider

Pro Forma Valuation ($M)

Pro Forma Equity Value	**$5,385**
Pro Forma Total Debt (Rollover Extended Term Loan B + Rollover Senior Secured Notes)	2,276
Cash	(360)
Pro Forma Firm Value	**$7,300**

Alight's Transformation Opportunity Will Create Value



Revenue Growth
6%
10%
Today
Long Term
Revenue per Employee
$175K
$250K
Today
Long Term
Adjusted EBITDA Margin
20%+
30%+
Today
Long Term

Sources & Uses ($M)

Sources	
SPAC Cash in Trust	$1,035
Forward Purchase Agreement	300
PIPE Investment (incl. $250M from Cannae and $150M from FNF)	1,550
Existing Alight Shareholders Rollover Equity	2,267
Rollover Existing Debt	2,276
Cash from Balance Sheet	448
Total Sources	**$7,876**
Uses	
Debt Paydown	$1,864
Cash Consideration to Existing Alight Shareholders	1,000
Existing Alight Shareholders Rollover Equity	2,267
Rollover Existing Debt	2,276
Cash to Balance Sheet	360
Estimated Fees & Expenses[1]	109
Total Uses	**$7,876**

Pro Forma Ownership[2]



Shares to SPAC
19.2%
Shares to FPA
5.6%
Shares to Pipe
28.8%
Shares to Sponsor
4.3%
Rollover Shares
to Existing
Shareholders
42.1%

Foley Trasimene, Blackstone and Alight partnering to drive value

Note: See Appendix for non-GAAP reconciliation.

[1] Illustrative transaction fees and expenses for both SPAC and target. Includes deferred u/w fee, PIPE fee, financing fees and advisory / legal / other fees but excludes breakage costs associated with the repayment of senior unsecured notes and hedges, [2] Assumes no redemptions. Share count includes 226.7 million seller shares, 103.5 million SPAC shares, 30.0 million FPA shares, 155.0 million PIPE shares (including 25.0 million PIPE shares to Cannae and 15.0 million PIPE shares to FNF) and 23.3 million founder shares. Excludes impact of 15.0 million seller earnout shares (50% earned at $12.50 and 50% earned at $15.00). Excludes impact of 59.6 million public, FPA and private placement warrants struck at $11.50. Includes shares issuable upon exchange of LLC interests underlying all vested and unvested PIUs.

alight

5

Bill Foley's Valuation Creation Playbook



William P. Foley II
Founder

Foley has achieved great success acquiring industry utilities with large total addressable markets at attractive values and driving transformation and multiple expansion. Common characteristics include:

	FIDELITY	FIS	BLACK KNIGHT	CERIDIAN	dun & bradstreet	alight
Industry Served	Real Estate	FinTech	Mortgage	HCM[1]	Data & Analytics	Workplace Benefits & Payroll
Blue Chip Customer	✓	✓	✓	✓	✓	✓
Recurring Revenue	✓	✓	✓	✓	✓	✓
Margin Expansion	~670 bps > Peers	+2,000 bps	+1,070 bps	+590 bps	+560 bps	+30% LT Goal[3]
Multiple Expansion[2]	~4x	~13x	~11x	~66x	~4x	Comp group[3] supports 20x+

Resulting in over $120B in market capitalization growth and a consistent track record of significant multiple expansion

SPAC Sponsor

FOLEY TRASIMENE ACQUISITION CORP. / Paysafe:

- Recently announced proposed ~$9B merger of Paysafe with Foley Trasimene Acquisition Corp. II
  - Foley led the **$2B PIPE** in Paysafe
  - Represents the **largest common stock SPAC PIPE ever**
  - Stock is currently trading at **$15.59**, representing a **56%** premium to $10.00 IPO share price



FIDELITY
$3M
$11.7B
1984 LBO
Current Mkt Cap
FIS 4
$2.5B
$80.9B
2006 Spin-Off
Current Mkt Cap
BLACK KNIGHT
$1.6B
$13.4B
2015 IPO
Current Mkt Cap
CERIDIAN 4
$4.2B
$16.0B
2018 IPO
Current Mkt Cap
dun & bradstreet
$2.0B
$10.6B
2019 LBO
Current Mkt Cap

Sources: Public company filings and Factset. Market cap and stock price data as of January 15, 2021.
[1] Human Capital Management, [2] All multiples represent FV / NTM EBITDA with the exception of FNF which represents forward P/E, [3] Reflected on an absolute basis and does not represent incremental margin or multiple expansion, [4] Bill Foley currently owns no equity in FIS or CDAY.

alight 6

Foley's Tools that Created $100B+ in Value will be Applied to Alight

1 Ubiquity
- Alight is a market leading enterprise employee benefits platform
- Alight provides mission critical services to its customers
- 70% of the Fortune 100 are Alight clients
- 30M+ participants & family members served

2 Technology
- Alight's scalable technology platform delivers best-in-class services
- Highly secure and scalable cloud infrastructure
- Robust core transaction engines

3 Data & Analytics
- Full view of employee data positions Alight at the center of employee engagement
- Hyper-personalization of offerings given significant data and deep analytics
- 200M+ customer interactions annually

4 Go-to-market
- Enhance go-to-market offering by realigning salesforce and its compensation
- Launched BPaaS bundles in market, leveraging value-based selling
- Recently hired Chief Commercial Officer
- Expecting to hire 120 new sales and sales support people over the next 6 months

5 Cost Savings
- Leverage Optimus (process reengineering program) to improve margins
- Accelerate efficiency across the platform

6 Management
- Mentor and lead management team
- Strong team led by Stephan
- Will work with management team to continue to add key talent

7 M&A Strategy
- Drive vertical and horizontal M&A strategy
- Multiple targets across products
- Proven ability to execute M&A

alight 7

8 Foley + Alight Have The Tools To Accelerate Revenue and Margin Growth Mission - critical business at intersection of healthcare, benefits & payroll Foley Playbook Transformation Initiatives Underway Significant opportunity for value creation through revenue growth, margin improvement and multiple expansion

Alight Solutions Agenda 01. Alight Overview 03. Financial Overview 02. Business Details

10 10 Confluence of Factors Influencing the Future of the Workplace Worksite trends have been magnified due to the pandemic reverberating across all dimensions of wellbeing Health & Personalization Financial responsibility of healthcare shifting to employees while also facing increasing decision complexity, driving need for personalization ▪ Healthcare deductibles are growing 8x faster than wages ▪ 25% of healthcare users find their current system so difficult to navigate that they just give up Total Wellbeing Employees are increasingly looking to balance their health and financial wellness choices, driving a need for Total Wellbeing solutions ▪ 61% of workers say that they will never be able to retire at the age they want ▪ 1 in 6 Millennials can’t cover a $400 emergency expense Gig Economy Employers increasingly look for specific talent on an episodic basis, leading to a global increase in the contingent workforce ▪ 36% of the U.S. labor market now have some sort of alternative/contingent work arrangement Globalization Companies face significant obstacles in their desire to be agile with their global workforce ▪ 83% of companies are planning to expand globally. 50% of them are expanding with the use of an external provider Regulations Ever - changing workplace regulations are driving the need for tools to remain compliant ▪ 70+ updates passed since Affordable Care Act ▪ Payroll compliance is the top concern of more than 50% of organizations ____________________ Sources: Alight Solutions, Kaiser Family Foundation, WSJ, Upwork, Key Bank Capital Markets.

Our Vision: The Preeminent Employee Engagement Partner

Our Mission Critical Solutions

- Deliver and Administer Benefits & Payroll
- Enable Financial Security and Wellness
- Help Consumers Navigate the Healthcare Ecosystem
- Support Employers Globally
- Personalize Benefits & Payroll

Our Capabilities that Drive Engagement


Personalization
Data & AI
BPaaS
Services
SaaS Technology

Our Business Process as a Service (BPaaS) model brings together SaaS capabilities and an automated service delivery model with data & AI to deliver superior outcomes for clients

Total Addressable Market

- **~3.5B** employees globally
- U.S. healthcare spending: **~$3.8T**
- **~155M** members enrolled in employer-sponsored health insurance
- **~61M** Medicare beneficiaries
- **~$8.3T** in Defined Contribution assets across **111M** participants
- Payroll Outsourcing Services market size: **~$20B**

Achieve ~50% or more of bookings TCV[1] starting in 2023 in high-value, cloud-based BPaaS offering

Sources: The World Bank (2020), CMS (2019), Kaiser Family Foundation (2020), Plansponsor (2020), PwC.
[1] Total contract value of sales, which includes both one-time and recurring charges.

11

Alight is Positioned to Win

Ubiquity

30M+ lives	14% of US working population
~70% of Fortune 100	~50% of Fortune 500
100+ countries	50+ global Delivery Centers

Unparalleled Data & Analytics

~200M customer interactions	140M inbound connections to UPoint annually
~10M chatbot interactions	Insurance, payroll and benefits data
Full view of employee data	Hyper-personalization

Technology

- Cloud-based, scalable software to drive mission critical services
- Highly secure and scalable cloud infrastructure
- AI-driven omni-channel engagement to prioritize the right communications to the right employees at the right time
- Integrate with 350+ outside platforms and partner networks

Management Team

- Best-in-class management team with support of Foley as Chairman of the Board and two additional Trasimene designated directors
- Diverse experience in software, management consulting, insurance, and business services
- Further strengthened management team in 2020
  - CTO – Deep product, technology, data & analytics experience
  - CXO – Significant transformation, ops and CX experience
  - New commercial talent

Source: Alight Solutions (December 31, 2020).

alight 12

13 Standardization & Automation of Services Data & AI Capabilities SaaS Capabilities Consumer Engagement Focused on Technology Transformation to Drive BPaaS - led Offerings Financial Impact of Transformation Phase Revenue Growth: % BPaaS Revenue: 2 EBITDA Margin: Low - single - digits 7% 3 Low 20% Mid - single - digits 13% 5 Low 20% (including investment) High - single - digits 23% 7 30%+ 6 Technology Transformation Revenue per Employee: 1 $150K $175K 4 $250K 6 (2017 - 2019) (2020 - 2021) (2021+) Phase 0: Foundation Build breadth and size Phase II: Engagement Platform Next Gen Cloud Launch and Integration Phase I: Outcome & ROI Aggregate products and services to BPaaS Offers ▪ Market leading benefits platform ▪ Significant data pools on 30M+ participants ▪ Longstanding and embedded client relationships ▪ One Alight – Engagement Model ▪ 5 New BPaaS offerings ▪ Cost guarantee (ROI) ▪ Data & AI capabilities ▪ Software and AI - focused solutions ▪ Standardized, scalable, next - generation platforms: - Wealth Cloud - Health Cloud - Payroll Cloud ____________________ Source: Alight Solutions. 1 Excludes contractors 2 Excludes Hosted business, 3 2019A, 4 2020E, 5 2021E, 6 Long - term estimate, 7 2023E.

14 Our Next Generation Cloud Platforms Global presence and scale unlocks the power of data and analytics Consumer centric, single access point to full spectrum of services Consultative guidance and strategy realization for clients Continuous optimization and automation for service Leading benefits navigation solutions – Human + AI Modular platforms designed to provide a seamless experience across web, desktop, and mobile for any use case and workflow Alight Engagement Platform Next Generation Platforms Health Cloud Wealth Cloud Payroll Cloud Data & AI Engine Open Architecture Integrated offerings Enables personalized benefits & pay Global capabilities Highly configurable, rapid deployment ▪ Enabled by common data model and modules ▪ Leverages public cloud ▪ Ability to provide a seamless, integrated experience across health benefits, retirement benefits, and payroll ▪ Employee - centric design with the ability to serve unique plan designs ▪ Singular view of pay, taxes, and deductions across assignments ▪ Compliance with local regulatory requirements ▪ Deployed by clients and 3rd parties, not just Alight Key Differentiators

15 BPaaS Bookings and Commercial Investments Support Revenue Acceleration Success of BPaaS Evident in Bookings 1 2 3 Signed largest ever contract on 11/20 with Federal Thrift Savings Plan (6.1M employees) 2020 E 2017 A 2022 E 2018 A 2023 E 2019 A 2021 E Future $743M BPaaS revenue projections 2017 - 2023E ($M) 3% % BPaaS revenue 3 4% 7% 13% 13% 17% 23% 50%+ $743M $509M $363M $330M $158M $88M $58M ____________________ Source: Alight Solutions. 1 Contracted and under contracting 2 Excludes Federal Thrift Savings Plan contract of $2.3B TCV won in November 2020 3 Excludes Hosted business. $166M TCV of 2H’20 BPaaS Bookings Key Wins include a number of large - cap energy and technology clients 1 TCV of Total Bookings 2 2H’20 2H’19 $909 M $665 M +37% 4 Expecting to add 120 new sales and sales support roles by 1H’21

Attractive Financial Profile

Long term embedded contracts

3-5 year
Contract length

97%
Revenue retention[1]

~15 years
Avg. client tenure[2]

Highly recurring and diversified revenue profile



Project-based
19%
2020
Revenue
$2,710M
81%
Recurring



Other
Consumer
Tech & Media
13%
21%
13%
2019
Revenue
20%
14%
19%
Health & Public Service
Financial
Energy & Resources

Profitable and sustainable growth with significant and clear BPaaS upside

Average **uplift of 1.5x annual recurring** revenue on bundled BPaaS deals[3]

Bookings by 2023



Non-BPaaS
BPaaS
50%
50%

Transformation drives significant operating leverage

Employer Solutions Gross Margin (%, $M)



35%
40%
60%+
2021
2023
Long Term
802
1,099

Adjusted EBITDA Margin (%, $M)



22%
24%
30%+
2021
2023
Long Term
600
768

Established Platform with Upside from M&A

Strong FCF generation and **3.1x leverage profile[4]** to support opportunistic M&A

Large, global, and fragmented pool of acquisition targets

Proven ability to integrate and cross-sell new solutions to Alight's large client (e.g., Compass)

Seasoned team and unique culture with ability to integrate and empower founders

Source: Company financials (December 31, 2020).
Note: See Appendix for non-GAAP reconciliation.
[1] Retention defined as prior year's active client revenue compared to the following year, [2] Top 25 clients, [3] Based on sold BPaaS bundles, [4] Based on net debt of $1.9B and 2020E Lender Adj. EBITDA.

alight

16

17 3.7% 2.0% 2.0% 1.4% Significant Operating Leverage to Drive Scale 2023E 2021E 33.4% 2019 ( 1.5% ) Investments 34.6% 38.7% Optimus & Operating Leverage ( 1.6% ) M&A Covid Impact New BPaaS Sales BPaaS Conversions (existing book) Optimus & Operating Leverage ( 1.9% ) Phase I ▪ Investments: Technology and product investments ($38M ) 1 ▪ M&A: Integration of Hodges - Mace, NGA, and Choice Health at lower margins ▪ Covid Impact: Covid impact on revenue ($ 95M ) ▪ Optimus & Operating Leverage: One Alight delivery model driving efficiencies (net $92M) Phase II ▪ Launch of cloud platforms will drive reduced implementation time and ongoing costs through standardization ▪ Faster sales to revenue conversion with product licensing upfront ▪ 30% reduction in cost to serve through standardized, pre - configured next gen product suite – automated & self - serve capabilities & easier tooling Gross Margin 1 2 3 4 1 2 3 4 5 6 5 6 ____________________ Source: Alight Solutions . Note: Revenue growth reflected on a year - over - year basis. 1 Exclude $5m of capitalized investment. Revenue Growth 7% 2% 10%

18 Improved Growth and Margins Through Transformation Increased Growth Potential Higher Margins $ 175K Long Term $ 250K 2020 Revenue Per Employee 2 ($K) ____________________ Source: Alight Solutions. Note: See Appendix for non - GAAP reconciliation. 1 Based on sold BPaaS bundles, 2 Revenue per employee excludes contractors. Revenue Growth (%) 34% Long Term 2020 60%+ Employer Solutions Gross Margin (%) 20%+ 2020 30%+ Long Term Adjusted EBITDA Margin (%) 25% 50% + Long Term 2020 BPaaS Bookings (% Total Bookings) 1.0x 1.5x Client Revenue With BPaaS Client Revenue Without BPaaS BPaaS Bundle Revenue Uplift 1 6% 10% Long Term 2020

19 Transformation Will Drive Multiple Expansion 12.2x 13.8x 14.2x 16.5x 18.0x 18.5x 27.1x Alight BPO Brokers Broadridge ADP Paychex HealthEquity Revenue per employee: Revenue growth (CY21): EBITDA margin (CY21): Comparable Companies: FV / 21E Adjusted EBITDA ____________________ Source: Company filings, Factset as of January 15, 2021, excludes primary comp CDAY. Note: See Appendix for non - GAAP reconciliation; Alight multiple based on $600m 2021E Adjusted EBITDA; comps reflected on a pre - S BC EBITDA basis; Brokers include AON, MMC and BPO includes ACN, G, WNS, EXLS . 1 Represents CY20 revenue growth. Reference Only Primary Comparables Key Metrics Today LT $ 175K $250K 6% 10% 20%+ 30%+ BPO Brokers $44K 7% 22% $220K 4% 28% $389K 4% 24% $252K 3% 26% $256K 3% 42% $182K 8% 33% 1

Alight Solutions Agenda 01. Alight Overview 03. Financial Overview 02. Business Details

Mission-Critical Services That Help Employers Manage ~70% of Their Spend[1]

Employer Solutions

Solutions to manage health & wealth benefits, and payroll for employers and employees

(84% of revenue[2])

Benefits Administration

- Health Administration
- Healthcare Navigation
- Reimbursement Solutions
- Dependent Verification Services
- Defined Benefit and Contribution Administration
- Participant Advisory & Wellbeing

Payroll & HR Management

- HR Data Management
- HR Cloud Services
- Global Payroll

Professional Services

Solutions to manage the workforce from the cloud

(13% of revenue[2])

- **Cloud Deployment Solutions (CDS)**
- **Cloud Application Services (CAS)**

Integrated solutions driven by powerful technologies and data-led insights to help our clients grow

[1] As per Deloitte (2017), 50%-60% of total spend by Fortune 500 companies is on benefits and management estimates that an additional 10% is on payroll, [2] Based on FY20E Revenue. Excludes Hosted business (expected to be ~1% of total revenue in 2021 and is scheduled to sunset in 2023).

alight 21

Case Studies – Payroll & Health

Big box grocery – Payroll

- **~$10M** in total payroll cost of compliance and penalties
- High volume of payroll overpayments
- Complex, manual payroll processes
- Compliance risk

Alight Solution

- ✓ Best-in-class, proven payroll processing in collaboration with Workday
- ✓ Eloise (AI) and automation software to improve cycle time
- ✓ Alight's insights and client experiences for optimal payroll delivery
- ✓ Centralized case tracking tool and detailed electronic tracking

Alight Value

- **Reduction in payroll overpayments**
- **Increase in recovered overpayments**
- **Decrease in compliance penalties**
- **Improved employee experience**

~$5M
Expected total savings per year

~45% ROI
Expected based on NPV of cash flow / NPV of Alight fees

Big tech – Health

- **46%** of team **not confident** they could find crucial health benefits information
- Multiple vendors
- Difficulty navigating
- Little segmentation or personalization

Alight Solution

- ✓ Personalized concierge solution utilizing Alight Benefit Pros
- ✓ AI to identify care gaps and benefit program usage
- ✓ Personalized campaigns to improve employees' benefits utilization
- ✓ Navigation solution to migrate employees to a single ID card

Alight Value

- **Improvement in benefits perception**
- **Decrease in healthcare costs**
- **Increase in benefit program usage**
- **Improved service satisfaction**

+76
Benefits net promoter score

93%
Service satisfaction

Note: Analysis reflects NPV of estimated cash flow benefit divided by NPV of Alight fees, and assumes ROI NPV discount rate of 10%.

alight 22

23 14% Long - term, Trusted Partner of Employers Across Diverse Industry Verticals ____________________ Source: Alight Solutions (December 31, 2020) . Note: Revenue chart for financial year ended December 31, 2019 . 1 Group revenue retention of 97% or greater in each of the last seven years. Retention defined as prior year’s active client re ve nue compared to the following year, 2 Recurring revenue defined as Employer Solutions Subscription revenue plus Professional Services Subscription revenue (excluding impact of Hoste d b usiness), 3 Top 25 clients. ~650 Large enterprise clients (>10k lives) ~3,700+ Mid - market clients (<10K lives) 97%+ Revenue retention 1 100+ Broker and strategic relationships 59% Top 100 Employer Solutions clients added a solution since 2017 ~81% Recurring revenue 2 Consumer Other Energy & Resources Financial Tech & Media Health & Public Service 13% 13% 19% 21% 20% 3 - 5 Year Contract length ~15 Years Avg. Client Tenure 3 50% of the Fortune 500 7 0% of the Fortune 100

Technology, Data, and AI Drive Engagement

Participant data

- Demographics
- Attitudinal
- Payroll
- Plan data
- Savings and investments
- Alight activity
- Claims
- Partner data
- Medical records







Prioritizes personalized actions through targeted messages

Insights Platform

Analytics, Machine Learning, Rules Engine

Provider data

- Cost
- Quality
- Experience

Opportunity data

- Centralized profile
- Cost savings opportunities
- Gaps in care
- Clinical needs
- Benefit opportunities
- Convenience opportunities
- Savings and debt opportunities
- Asset allocation
- Financial wellness opportunities

200M+	~140M	~10M+	33M+
customer interactions annually	inbound connections to UPoint annually	chatbot Interactions since launch (2017)	customer service interactions annually (phone + IVR + IVA + Chat + Cases)

Source: Alight Solutions (December 31, 2020).

alight
24

Proven Track Record of Disciplined M&A

Strong Experience in M&A

Future Knowledge | COMPASS | Carlson Management Consulting | APPIRIO | hodges mace | NGA Human Resources | CHOICEHEALTH It's Your Health, It's Your Choice

- **~$20B** in new TAM added
- **~2,500** new clients and **~2.5M+** participants added
- **New geographies** – APAC, EMEA
- **Enhanced & new capabilities:**
  - Healthcare navigation
  - Mid-market health ben admin
  - Voluntary benefits
  - Multi-country payroll

Significant Acquisition Opportunities Across Segments

Moving from Health Benefits to Total Health	• Adding Clinical Navigation capabilities • Engagement and digital wellness • Medical cost containment and reference-based pricing
Helping employers with globalization	• Expanding Global Payroll in APAC & EMEA • Adding Global Benefits • New growth area: Global Employer of Record (EOR)
Entering New Markets	• Mid-market Defined Contribution Administration • Mass market tech-enabled Financial Advisory
Consolidation of benefits providers	• Fragmented market: >50 vendors serving ~100M US lives • Opportunity to acquire clients and cross-sell services through Alight Health Cloud

Strategic Fit

- Business model alignment
- BPaaS offering
  - Competitive differentiation – offering provides another solution to add to BPaaS offering
- Technology enabled
- Data & analytics

Strategic focus on innovation, scale, and market adjacencies that drive engagement and meaningful value for clients

Source: Alight Solutions (December 31, 2020).

alight 25

26 Experienced Management Team with a Proven Track Record Years of Industry / Functional Experience Stephan Scholl Chief Executive Officer 24 Katie Rooney Chief Financial Officer 20 Cathinka Wahlstrom President & Chief Commercial Officer 25 Colin Brennan Chief Product Strategy & Services Officer 24 Dinesh Tulsiani Chief Strategy Officer 21 Greg Goff Chief Product & Technology Officer 24 Michael Rogers Chief HR Officer 17 Paulette Dodson General Counsel 26 Cesar Jelvez Chief Customer Experience Officer 22 Ed Auriemma Chief Operations Officer 22

Alight Solutions Agenda 01. Alight Overview 03. Financial Overview 02. Business Details

Strong Recurring Revenue Mix with Diversified Base


Revenue ex-Hosted ($M)[1]
% recurring revenue[2]
80%
80%
79%
81%
81%
82%
84%
% retention[3]
97%
98%
97%
$2,079
$141
$302
$1,635
$2,193
$198
$284
$1,712
$2,385
$284
$271
$1,830
$2,641
$360
$238
$2,044
$2,720
$400
$245
$2,075
$2,909
$441
$238
$2,230
$3,235
$486
$240
$2,509
2017A
2018A
2019A
2020E
2021E
2022E
2023E
% BPaaS revenue[1]
3%
4%
7%
13%
13%
17%
23%
Subscription
Project
Professional Services
BPaaS 27% of recurring revenue[2] by 2023E


Solution Breakdown[4] (% total revenue)
Hosted[6]
3%
Professional Services
13%
Benefits (Health)
45%
Payroll & Cloud
19%
20%
Benefits (Wealth)
Employer Solutions


Client Concentration[5] (% total revenue)
Top 1
3%
Top 2-10
15%
Other
37%
12%
Top 11-25
32%
Top 26-100

[1] Excludes Hosted business (expected to be ~1% of total revenue in 2021E and is scheduled to sunset in 2023E). [2] Recurring revenue defined as Employer Solutions Subscription revenue plus Professional Services Subscription revenue (excluding impact of Hosted business); [3] Group revenue retention, inclusive of non-recurring revenue; [4] Based on FY20E Revenue; [5] FYE 2019A Revenue shown on an actual / as realized basis, including the impact of acquisitions; [6] Hosted business expected to be ~1% of total revenue in 2021E and is scheduled to sunset in 2023E.

alight 28

One Alight BPaaS Driving Growth

Go-to-Market with five current BPaaS solutions:

1. Health Bundle
2. Cloud Application Services
3. Global Payroll
4. Payroll & Cloud Services
5. Customer Care as a Service

BPaaS Bookings (TCV) Trajectory



BPaaS Bookings
Bookings (excl. BPaaS)
2021E
2023E
~46% CAGR
$395M
$843M
$1.4B
$1.7B

Client 1 – Health

	Current	Future
ARR (Health)	$1.2M	$2.4M
Direct Margin %	16%	24%
ROI Guarantee		150%
Offer		
Services	**Current**	**Future**
Benefits Admin	✓	✓
Navigation		✓
Hype		✓
One-Card / BSR		✓

Client 2 – Payroll

	Current	Future
ARR (Payroll)	$2.2M	$3.8M
Direct Margin %	25%	25%
Offer		
Services	**Current**	**Future**
Global Payroll	✓	✓
hrX Engagement Platform		✓

Client 3 – Health

	Current	Future
ARR (Health)	$3.4M	$4.8M
Direct Margin %	39%	43%
ROI Guarantee		150%
Offer		
Services	**Current**	**Future**
Benefits Admin	✓	✓
Navigation		✓
Hype		
One-Card / BSR		

Source: Alight Solutions.
Note: ARR: Annual Recurring Revenue, BSR: Benefit Smart Routing; ROI Guarantee is a multiple of Alight fees charged to the client, based on expected total cost savings to the client.

alight 29

30 $2,378 $2,552 $2,710 (1%) 1H $2,945 $3,235 5% 2H 2018 2019 2020E 2021E 2022E 2023E $2,760 BPaaS Opportunity Drives Long - Term Revenue Growth Total Revenue ($M) Phase 0 (Foundation) Phase I Phase II Transformation Phase ▪ Focused on separation from Aon and portfolio expansion • Slower sales, delayed go - lives and lower project revenue due to Covid - 19; 2H20 vs 1H20 bookings up 37% 1 • Said no to low - margin lift & shift and single country payroll deals (>$40M) • New Go - to - market strategy. Expecting to add 120 new sales and sales support people in 2021 • New BPaaS and data & analytics offerings ▪ Launch of cloud platforms will drive reduced implementation time and faster sales to revenue conversion ▪ Large Wealth Cloud win of $ 2.3B 2 TCV that goes live in 2022; 2023E expected revenue range of $100M to $130M ▪ BPaaS booking comprise ~50% of total bookings by end of 2023 Revenue Growth (%) 6% 2% 7% 10% 3% 7% Expansion due to next gen platforms Slow down in 1H 2020 sales due to Covid ____________________ Source: Alight Solutions. Note: Includes Hosted revenue. 1 Excluding Federal Thrift Savings Plan, 2 Federal Thrift Savings Plan contract won in November 2020 (6.1m employees).

31 Strong EBITDA and Free Cash Flow ____________________ Note: See Appendix for non - GAAP reconciliation. 1 Represents Adjusted EBITDA margin on a Group basis. 2 Free cash flow on a Group basis and defined as Adj. EBITDA – Capex; conversion defined as (Adj. EBITDA – Capex) divided by Adj. EBITDA. Sustained Steady EBITDA and Margins ($M, %) $479 $576 $596 $550 $600 $640 $768 2023E 2017A 2018A Adj. EBITDA 2020E 2022E 2019A 2021E + 12% Adj. EBITDA margin 1 21% 20% 22% 22% 24% 24% 23% Adj. EBITDA Growth (8%) 9% 7% 20% 20% 3 % Free Cash Flow Conversion 2 88% 80% 77% 77% 79% 85% 85% Strong performance and operational efficiency driving long - term 30%+ EBITDA margins

M&A Case Study: Driving Success in Healthcare Navigation with Compass

Background

COMPASS

- Acquired in 2018
- ~$35M in revenue at acquisition, across 1,700+ clients, 2M+ members
- Best-in-class healthcare navigation capabilities that deliver a unique, high-tech, and high-touch solution
- Enhanced Alight's solution set by adding capabilities to improve quality of care of consumers and reduce costs for employers
- Platform for future expansion into fast-growing area of clinical care guidance
  - ~$3B TAM, ~20% CAGR

Success in Integrating Solutions and Cross-Selling to Clients


25-35%

Average standalone Compass utilization


75-90%

Utilization when connected with Alight's Ben Admin

↑ *2-3x increase in utilization*

Critical to delivering ROI savings from Alight's Health BPaaS Bundle

- ✓ *Higher engagement with more touchpoints*
- ✓ *Improved employee experience and healthcare decisions, leading to cost savings*
- ✓ *Achieving cost savings that exceed 1.5x the price of the platform*

- **~$60M in incremental cross-sell sales[1]** of Compass solution to **30 existing Alight clients** since acquisition, including a number of large-cap telecommunication, technology and energy clients
- Cost synergies of **~20% of total cost base**

[1] *First year value of sales.*

alight 32

33 21.7% 28.4% $ 175k Business model alignment HCM Solutions / Processors Brokers BPO ____________________ Sources: Management estimates, company filings and FactSet as of January 15, 2021. Note: See Appendix for non - GAAP reconciliation; Brokers include AON, MMC and BPO includes ACN, G, WNS, EXLS; mean financial metr ics exclude CDAY; FCF Yield defined as EBITDA – Capex / FV. Proprietary Technology Enabled Deep Domain Expertise $269k $220k $44k Revenue per Employee (Last FY Mean) 6.4% 4.8% 6.6% 6.2% Free Cash Flow Yield (CY21E Mean) Adjusted EBITDA Margin (CY21E Mean) 31.3% 21.5% Reference Only Primary Comparables Recurring Revenue / Transaction Based Model

34 2021E P/E Multiple 19.3x 34.5x 20.4x 26.9x 2021E P / E / G 1.5x 3.7x 2.2x 3.0x 12.2x 20.0x 14.2x 13.8x 11.4x 18.6x 13.3x 12.6x 1 2 3 4 2021E FV / Adjusted EBITDA 2022E FV / Adjusted EBITDA Valuation Upside Relative to Peers ____________________ Source: Management information, Factset as of January 15, 2021. Note: See Appendix for non - GAAP reconciliation; calendarized to a 12/31 year end; EBITDA metrics shown on a pre - SBC basis; peer multiples based on mean; Ceridian excluded from FV / EBITDA and P / E / G metrics; Broadridge excluded from P / E / G metrics; Brokers include AON, MMC and BPO includes ACN, G, WNS, EXLS. 1 Alight Adjusted EPS is unburdened for tax - effected SBC and tax - effected amortization of intangibles, and burdened for tax - effect ed LTIP. 2 Represents PF Equity Value / Adj. NI / CY19A – CY23E Adj. NI CAGR. Reference Only Primary Comparables Brokers BPO 1 2

35 In Conclusion We are well positioned in a large and growing addressable market Our ability to drive an engagement platform with employers and employees provides visible and growing revenue, EBITDA, and cash flow Our partnership — Foley + Blackstone + Alight — set up to drive transformation and deliver results for our customers and shareholders

Appendix

37 Financial Summary Summary Revenue Build 2017 - 2023E ($M) Historical Projected $M, unless otherwise stated 2017A 2018A 2019A 2020E 2021E 2022E 2023E Subscription 1,635 1,712 1,830 2,044 2,075 2,230 2,509 Project 302 284 271 238 245 238 240 Employer Solutions revenue 1,938 1,996 2,101 2,281 2,320 2,468 2,749 growth % 3.0% 5.3% 8.6% 1.7% 6.4% 11.4% Subscription 23 33 55 108 138 168 199 Project 118 165 230 252 262 273 287 Professional Services 141 198 284 360 400 441 486 growth % 39.8% 43.8% 26.5% 11.2% 10.3% 10.1% Revenue (ex-Hosted) 2,079 2,193 2,385 2,641 2,720 2,909 3,235 growth % 5.5% 8.7% 10.7% 3.0% 7.0% 11.2% Plus: Hosted revenue 222 184 167 69 40 35 0 Total revenue 2,301 2,378 2,552 2,710 2,760 2,945 3,235 growth % 3.3% 7.3% 6.2% 1.9% 6.7% 9.9% BPaaS revenue 58 88 158 330 363 509 743 Non-BPaaS revenue 2,243 2,290 2,394 2,380 2,397 2,436 2,492 Total revenue 2,301 2,378 2,552 2,710 2,760 2,945 3,235 growth % 3.3% 7.3% 6.2% 1.9% 6.7% 9.9% ____________________ Source: Management model.

38 Historical Projected $M, unless otherwise stated 2017A 2018A 2019A 2020E 2021E 2022E 2023E Memo: Total revenue 2,301 2,378 2,552 2,710 2,760 2,945 3,235 Employer Solutions 756 773 771 802 889 1,099 Professional Services 51 67 97 124 139 154 Gross profit (ex-Hosted) 807 840 868 926 1,028 1,252 margin % 36.8% 35.2% 32.9% 34.1% 35.3% 38.7% Plus: Hosted 44 44 (0) (6) (10) 0 Total gross profit 851 883 867 921 1,017 1,252 margin % 35.8% 34.6% 32.0% 33.4% 34.5% 38.7% SG&A (467) (436) (528) (528) (548) (646) Adjustments 1 143 81 116 95 49 30 Adjusted EBIT 527 528 456 488 518 636 margin % 22.2% 20.7% 16.8% 17.7% 17.6% 19.7% Adjusted EBITDA (ex-Hosted) 423 540 566 552 606 650 768 margin % 20.3% 24.6% 23.7% 20.9% 22.3% 22.3% 23.7% Plus: Hosted EBITDA 56 36 31 (2) (6) (10) 0 Adjusted EBITDA 479 576 596 550 600 640 768 margin % 20.8% 24.2% 23.4% 20.3% 21.7% 21.7% 23.7% Capex (58) (86) (90) (111) (135) (147) (162) Free cash flow $421 $490 $506 $439 $465 $493 $607 Financial Summary (cont’d) ____________________ Source: Management model. 1 Adjustments for stock based compensation, transaction related expenses, separation costs, non - recurring professional expenses, transformation initiatives, restructuring and other. Key Financial Items 2017 - 2023E ($M)

Reconciliation of Historical Adjusted EBITDA

Reconciliation of Historical Financials

$M, unless otherwise stated	Historical 2017A	2018A	2019A
Net Income (Loss)	**$41**	**($21)**	**$22**
Interest expense, net	114	208	224
Income tax expense	34	17	16
Depreciation	50	49	68
Intangible amortization	142	180	185
GAAP EBITDA	**$381**	**$433**	**$515**
Adjustments to EBITDA			
1 Share-based compensation	10	14	9
Adjusted EBITDA (pre-restructuring adjustments)	**$391**	**$447**	**$524**
Adjustments to Adjusted EBITDA			
2 Transaction-related expenses	36	1	0
3 Separation from Aon expenses	16	49	0
4 Non-recurring professional expenses	0	1	14
5 Transformation initiatives	28	52	37
6 Other	15	27	40
7 SEC Adjustment	(7)	(1)	(19)
Adjusted EBITDA	**$479**	**$576**	**$596**
8 *Run-rate savings applied by lenders*	*53*	*30*	*70*
Lender Adjusted EBITDA	***$532***	***$606***	***$666***

Key Commentary

1. Share based compensation awarded to employees
2. Includes expenses related to third-party consulting, financing costs, legal expenses and other incremental costs incurred to complete the separation
3. Expenses related to establishing Alight as a stand-alone company following the separation from Aon
4. Costs related to the postponed initial public offering
5. Severance and data center enhancement
6. Expenses related to M&A and other activities
7. SEC adjustment made to comply with PCAOB audit standards for historical periods
8. Run-rate savings include adjustments related to the New FCM Initiative, NGA and Project Optimus

Source: Management model and compliance certificate.

alight 39

40 Reconciliation of Projected Adjusted EBITDA Key Commentary 1. Projections exclude SBC; LTIP compensation program will continue to impact earnings per share going forward 2. Expenses related to the Optimus restructuring program, including: • Consolidation of case management tools driving improved client engagement • Write - downs of AI technology that is being replaced under new strategy • Costs associated with moving to the Cloud 3. Costs related to data center enhancement 4. Severance, M&A integration and other charges related to the restructuring program that commenced in 2020 5. Expenses related to M&A and other activities 6. SEC adjustment made to comply with PCAOB audit standards for historical periods 7. 1 2 3 4 5 Projections $M, unless otherwise stated 2020E 2021E 2022E 2023E Net Income (Loss) pre-SBC1 ($101) $9 $121 $221 Interest expense, net2 237 112 112 111 Cost to extinguish debt3 0 76 0 0 Income tax expense 10 3 42 78 Intangible amortization 198 201 201 201 Depreciation 94 112 122 132 Unadjusted EBITDA $438 $513 $598 $743 Adjustments to EBITDA LTIP Compensation 17 14 16 25 IT Optimus Investment 0 28 26 0 Adjusted EBITDA (pre-restructuring adjustments) $455 $555 $640 $768 Adjustments to Adjusted EBITDA Transformation initiatives 9 0 0 0 Restructuring 76 44 0 0 Other 15 1 0 0 SEC Adjustment (5) 0 0 0 Adjusted EBITDA $550 $600 $640 $768 Run-rate savings applied by lenders 60 – – – Lender Adjusted EBITDA 4 610 – – – Restructuring Detail Severance 27 35 0 0 Advisor Costs 19 4 0 0 Real Estate 6 5 0 0 IBM Write - Off 7 0 0 0 M&A 16 0 0 0 1 2 3 4 5 4 Reconciliation of Projected Financials ____________________ Note: Excludes incremental costs relating to management and administration as a publicly listed entity. 1 Net income before tax - affected SBC at tax rate of 0% in 2020E and 26% in 2021E - 2023E; projected SBC has no dilutive impact on pr o forma transaction; 2 Reflects estimated impact of annualized pro forma interest rates for 2021E as well as swap breakage costs arising from the transaction. A 0.125% variance in the weighted – average variable interest rates would result in a ~$3M change in income before income taxes an nually. Actual interest rates may vary from those depicted; 3 Based on analysis of the treatment for the extinguishment of current TL/unsecured debt and hedges, excluding bond repurchase costs; 4 Expected lender compliance certificate. 6 6

41 ____________________ Source: Management information, Factset as of January 15, 2021. Note: See Appendix for non - GAAP reconciliation; calendarized to a 12/31 year end; EBITDA metrics shown on a pre - SBC basis; comps excluded from average if metric is N/M; Brokers include AON, MMC and BPO includes ACN, G, WNS, EXLS; FCF Margin defined as EBITDA – Capex / Revenue. 7% 6% 6% 5% 18% 6% 5% 9% Operational Benchmarking Revenue growth 2022E FCF Margin 2022E Adj. EBITDA Growth 2022E Average: 12% Average: 27% Average: 8% 7% 9% 7% 9% 28% 6% 7% 10% 17% 25% 40% 23% 20% N/M 27% 19% HCM Solutions / Processors Brokers BPO Reference Only Primary Comparables Adj. EBITDA Margin 2022E Average: 30% 22% 27% 43% 25% 21% 33% 29% 22%

42 Valuation Benchmarking FV/Adj. EBITDA 2021E FV/Adj. EBITDA 2022E 11.4x 16.5x 17.2x 15.2x N/M 25.6x 13.3x 12.6x Alight ADP Paychex Broadridge Ceridian HealthEquity IB / PS BPO Average: 20.0x Average: 18.6x 1 12.2x 18.0x 18.5x 16.5x N/M 27.1x 14.2x 13.8x Alight ADP Paychex Broadridge Ceridian HealthEquity IB / PS BPO ____________________ Source: Management information, Factset as of January 15, 2021. Note: See Appendix for non - GAAP reconciliation; calendarized to 12/31; EBITDA metrics shown on a pre - SBC basis; comps excluded from average if metric is N/M; Brokers include AO N, MMC and BPO includes ACN, G, WNS, EXLS. 1 Alight metrics based on 2021E Adj. EBITDA of $600M and 2022E Adj. EBITDA of $640M; Assumes 518.5M fully diluted shares (whic h includes shares issuable upon exchange of LLC interests underlying all vested and unvested PIUs), $ 2.1B net debt, $10 per share at closing. HCM Solutions / Processors Brokers BPO Reference Only Primary Comparables

Integrated Solutions Across the Health Value Chain

Health Solutions

Health Benefits Administration

Manage health benefits accurately and efficiently all year long

Healthcare Navigation Solutions

Provide comprehensive healthcare support throughout a person's healthcare journey - online, via mobile or UPoint®, or with a personal Health Pro® consultant

Voluntary Benefits Solutions

Enable employees to shop for, enroll in, and manage their voluntary benefits

Smart-Choice Accounts

Give employees the support they need to save with health savings accounts (HSAs) and other benefit accounts

Dependent Verification Services & Compliance

Ensure employees' dependents are eligible and correctly enrolled and support compliance with regulatory requirements

Strong Position Across the Health Value Chain

- Integrated solutions that help consumers, **enroll in, navigate, and pay** for their healthcare benefits
- **700+** Health benefit administration clients
- **$100B+** in premiums managed annually
- **80%+** of health benefit administration clients also buy one or more point solutions[1]
- **2,700+** healthcare navigation clients
- **2M+** reimbursement accounts administered today

Access to a Significant Base of Potential Members in the Health Ecosystem

- **200+** large market and **500+** mid-market Health benefit admin clients
- **12M+** participants on Health benefit admin platforms
- **120K** estimated retirements / age-ins annually

Key Health Solutions Competitors

Willis Towers Watson; BENEFITFOCUS; MERCER; bswift; OPTUM; businessolver; GRAND ROUNDS; HealthEquity; Quantum Health; Accolade

Source: Management information.

[1] Point solutions defined as Alight services and technology products beyond core administration.

alight 43

Strong Heritage and Recognized Leadership in Wealth

Wealth Solutions

Defined Contribution Administration

Focused on achieving the best financial outcomes for our clients and their people

Defined Benefit Administration

Industry-leading expertise, technology and support to help people retire with confidence

Managed Accounts & Advisory

Financial knowledge, tools and personalized support employees need to reach their goals

Self-Directed Brokerage Window

Customizable solution with a wide range of investment choices and knowledgeable support

Pension De-risking

Leading expertise in effectively managing de-risking programs for pension plans

Market Differentiators

- ✓ Ability to handle size & complexity
- ✓ Strong security program
- ✓ Digital access and experience
- ✓ Tenured, deep domain experts
- ✓ Automation and calculation quality
- ✓ Independence from financial services
- ✓ Research and thought leadership
- ✓ Personalized, action-oriented messaging

DC Market Segments

Participants size/sector	# of Sponsors	# of Participants
<10K	~110	~170K
10K – 25K	~30	~450K
25K+ Corporate	~50	~4.2M
25K+ Public Sector	2	~280K

Key Competitors

Vanguard
Fidelity
VOYA
AON
EMPOWER
Willis Towers Watson

~40 year operating history	**#1** independent DC recordkeeper	**Top 4** managed account provider with AUM of $32B	**5M DC** Participants and 6M DB participants	**$480B+** in DC AUA	**$6.8B** 34K accounts on our U.S. brokerage platform	**Named "Most Trusted DC Recordkeeper"** By Cogent Syndicated, in 2019

Source: Management information.

alight 44

Leading Provider of Cloud-Based Payroll & HR Services Globally

Payroll & HR Solutions

Comprehensive Payroll

Global Payroll

HR Data Management

HR & Financial Application Management Services (AMS)

HR & Financial Cloud Services

Strong and Unique Competitive Position

- The only truly international Payroll & HR service provider, serving **100+ countries**
- **60+ million** pay slips delivered per year

Recognized for Our Market Leading Capabilities

Cloud-Based HR Transformation (NelsonHall 2020)


Overall
High Achievers
Leaders
alight
Conduent
Capgemini
ADP
SD Worx
Capita
Neeyamo
OSV
Ramco
Zalaris
Major Players
Innovators
Ability to meet deliver immediate benefit
Ability to meet further client requirements

Importance of Payroll

✓ Payroll is **one of the two highest expenses** for companies and is the **focus of C-suite stakeholders**

✓ Payroll services drive **increased online traffic** and **reinforce users' engagement** with Alight's products

✓ Payroll solutions enable **ownership of end-to-end HR and Benefits workflows**

Payroll & HR Competitors

ADP
accenture
PAYCHEX
IBM
onesource virtual
TATA CONSULTANCY SERVICES

Source: NelsonHall.

alight 45

46 Glossary ACA – Affordable Care Act Advisory – Personal financial advisory solution to aid in retirement planning CAS – Cloud Application Services: cloud - based application support CBA – Core Benefits Administration: proprietary health administration platform focused on the mid - market; back end for health exchange CDS – Cloud Deployment Services: Alight’s cloud - based HR deployment business CE – Client Executive: relationship/account owner for largest client relationships Consumer Experience – Communications consulting and user experience business Customer Care – Call center team & capabilities DB – Defined Benefit administration (pension) DC – Defined Contribution administration (401(k)) HRMS – Human Resources Management Systems HSA – Health Savings Account LM – Large Market, generally >10,000 employees Navigation – Solution to help consumers navigate the health care environment Point Solutions – Ancillary/complementary add - on solutions related to health and retirement. Can be sold individually or as a bundle PPPY – Per Participant, Per Year: typical pricing scheme for benefits services Ppt – Participant SE – Sales Executive: quota - carrying sales colleague SSO – Single sign - on TBA – Total Benefit Administration: Platform used primarily for large market benefits administration. Three - service integration. UPoint – Consumer portal and interface to end user